     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 14, 1999
                                                           REGISTRATION NO. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       ECHOSTAR COMMUNICATIONS CORPORATION
             (Exact name of registrant as specified in its charter)

          Nevada                                              88-0336997
 (State or other jurisdiction                              (IRS Employer
of incorporation or organization)                        Identification No.)

                            5701 South Santa Fe Drive
                            Littleton, Colorado 80120
                                 (303) 723-1000
                   (Address, including zip code, and telephone
                  number, including area code, of registrant's
                           principal executive office)

                   ------------------------------------------

                            David K. Moskowitz, Esq.
              Senior Vice President, General Counsel and Secretary
                       EchoStar Communications Corporation
                            5701 South Santa Fe Drive
                            Littleton, Colorado 80120
                                 (303) 723-1000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                 With copies to:

                          Ronald A. Fleming, Jr., Esq.
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                          New York, New York 10004-1490
                                 (212) 858-1143

                   ------------------------------------------

         Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please the following box. [ ]

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                             CALCULATION OF REGISTRATION FEE (1)

 TITLE OF EACH CLASS OF          AMOUNT TO BE         PROPOSED MAXIMUM         PROPOSED MAXIMUM           AMOUNT OF
       SECURITIES               REGISTERED (1)         OFFERING PRICE         AGGREGATE OFFERING         REGISTRATION
    TO BE REGISTERED                                   PER SHARE (2)              PRICE (2)                FEE (2)
--------------------------    -------------------    -------------------    -----------------------    -----------------
  CLASS A COMMON STOCK,            80,679 SHARES          $133.625               $10,780,732                $2,998
     $.01 PAR VALUE

(1) Plus such indeterminable number of additional shares of common stock as may be issued from time to time as a result of adjustments for certain stock dividends and stock splits, including the 2-for-1 stock split that we have announced for stockholders of record on July 1, 1999.

(2) Estimated pursuant to Rule 457(c) solely for purposes of calculating the registration fee, based upon the average of the high and low prices reported on June 10, 1999, as reported on the Nasdaq National Market.

                                TABLE OF CONTENTS

Where you can find more information....................... 2
EchoStar Communications................................... 3
Risk factors.............................................. 6
Use of proceeds...........................................20
Selling shareholders......................................20
Description of our capital stock..........................21
Plan of distribution......................................25
Legal matters.............................................27
Experts...................................................27

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. NO ONE HAS BEEN AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION.

         THE SHARES OF COMMON STOCK ARE NOT BEING OFFERED IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED.

         YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF SUCH DOCUMENTS.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission relating to these securities is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                      SUBJECT TO COMPLETION, JUNE 14, 1999

PROSPECTUS

                                  80,679 SHARES

                       ECHOSTAR COMMUNICATIONS CORPORATION

                              CLASS A COMMON STOCK

                        --------------------------------

         This prospectus relates to the proposed sale from time to time of up to 80,679 shares of our common stock by certain selling shareholders. These selling shareholders acquired their shares when we acquired Media4, Inc. in February 1999.

         The selling shareholders may sell all or any portion of their shares of common stock in one or more transactions on the Nasdaq National Market or in private, negotiated transactions. We will not receive any of the proceeds from the sale of the shares by the selling shareholders. The selling shareholders will pay all registration and selling expenses, including any brokerage commissions.

         Our common stock is traded on the Nasdaq National Market under the symbol "DISH." On June 11, 1999 the last reported sale price of our common stock on the Nasdaq National Market was $134.875 per share.

         We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

         See "Risk factors" on page 6 for certain risks you should consider before you purchase any shares.

                             ----------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                             ----------------------

                 The date of this prospectus is        , 1999.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

         Our common stock is traded as "National Market Securities" on the Nasdaq National Market. Material filed by us can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

         We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed:

         -        Our Annual Report on Form 10-K for the year ended December 31,
                  1998.

         -        Our Quarterly Report on Form 10-Q for the quarter ended March
                  31, 1999.

         -        Our Current Reports on Form 8-K filed January 5, 1999 and May
                  25, 1999.

         - The description of our common stock set forth in our Registration Statement on Form 8-A filed on May 30, 1995.

You may request free copies of these filings by writing or telephoning us at our principal offices, which are located at the following address:

                                    EchoStar Communications Corporation
                                    5701 South Santa Fe Drive
                                    Littleton, Colorado  80120
                                    Attention:  David K. Moskowitz, Esq.
                                    (303) 723-1000

                             ECHOSTAR COMMUNICATIONS

         We are a leading provider of direct broadcast satellite, or DBS, programming services through our Dish Network in the United States, a significant international supplier of digital satellite receiver systems and a provider of other satellite services.

THE DISH NETWORK

         We started offering subscription television services on the DISH Network in March 1996. As of March 31, 1999, more than 2.3 million households subscribed to DISH Network programming services. We presently have four operational direct broadcast satellites, which is more than any other direct broadcast satellite operator in the United States. Currently, we have the ability to provide approximately 200 channels of digital television programming and CD quality audio programming services to the entire "lower 48" continental United States. We believe that the DISH Network offers programming packages that have a better "price-to-value" relationship than packages currently offered by most other subscription television providers, particularly cable TV operators. As of March 31, 1999, approximately 11 million United States households subscribed to direct broadcast satellite and other direct-to-home satellite services. However, we believe that there continues to be significant unsatisfied demand for high quality, reasonably priced television programming services.

         If we successfully close the recently announced transaction with The News Corporation Limited, its American Sky Broadcasting, LLC subsidiary and MCI WORLDCOM, we expect to be able to offer approximately 500 video and audio channels to subscribers in the entire "lower 48" continental United States that may be received with one dish.

ECHOSTAR TECHNOLOGIES CORPORATION

         In addition to supplying EchoStar receiver systems for the DISH Network, EchoStar Technologies Corporation supplies similar digital satellite receivers to international satellite TV service operators. Currently, we have two major customers, which are subsidiaries of Telefonica and Bell Canada, the national telephone companies in Spain and Canada, respectively. We also offer consulting and integration services to development stage, international direct-to-home satellite operators. We are actively soliciting new business for EchoStar Technologies Corporation and, although we are optimistic about future growth opportunities, we cannot provide any assurance in that regard.

SATELLITE SERVICES

         Our Satellite Services business unit primarily leases capacity on our satellites to customers, including international services that broadcast foreign language programming to our subscribers and Fortune 1000 companies that use our business television service to communicate with employees, customers and suppliers located around the United States. In addition, we are developing a wide range of Internet and high-speed data services that we expect to offer to consumers beginning in mid-1999.

BUSINESS STRATEGY

         Our primary objective is to continue to expand our DISH Network subscriber base and to develop as an integrated, full-service satellite company. To achieve this objective, we seek to:

         - Leverage our significant share of DBS spectrum by offering unique programming services that will differentiate us from our competition. These services include satellite-delivered local signals and other niche and foreign language services;

         - Offer marketing promotions that will enhance our position as a leading provider of value-oriented programming services and receiver systems;

         -    Continue to expand DISH Network distribution channels;

         - Develop the EchoStar Technologies Corporation and satellite services businesses; and

         -    Emphasize one-stop shopping and superior customer service.

RECENT DEVELOPMENTS

         ACQUISITION OF SATELLITE ASSETS

         On November 30, 1998, we announced an agreement with MCI, News Corporation and its American Sky Broadcasting, LLC subsidiary, pursuant to which we would acquire or receive:

         - the rights to 28 frequencies at the 110 degree West Longitude orbital location from which we could transmit programming to the entire continental United States;

         - two DBS satellites constructed by Space Systems/Loral, delivered in-orbit, and currently expected to be launched on Atlas rockets in August 1999 and December 1999;

         - a recently-constructed digital broadcast operations center located in Gilbert, Arizona;

         - a worldwide license agreement to manufacture and distribute set-top boxes internationally using News Data System, Limited's encryption/decoding technology;

         - a commitment by an affiliated entity of News Corporation to purchase from EchoStar Technologies Corporation a minimum of 500,000 set-top boxes; and

         - a three-year, no fee retransmission consent agreement for DISH Network to rebroadcast FOX Network owned-and-operated local station signals to their respective markets.

         We will not incur any costs associated with the construction, launch or insurance (including launch insurance and one year of in-orbit insurance) of the two DBS satellites. We also agreed that MCI will have the non-exclusive right to bundle DISH Network service with MCI's telephony service offerings on mutually agreeable terms. In addition, we agreed to carry the FOX News Channel on the DISH Network. We received standard program launch support payments in exchange for carrying the programming. Throughout this document, we refer to the above transaction as the "110 acquisition."

         If we combine the capacity of the two newly acquired satellites with our four current satellites, we expect that DISH Network will have the capacity to provide more than 500 channels of programming, Internet and high-speed data services and high definition television nationwide to a subscriber's single 18-inch satellite dish. We also believe that this transaction would position us to offer a one-dish solution for satellite-delivered local programming to major markets across the country. Since we plan to use many of those channels for local programming, no particular consumer could subscribe to all 500 channels, but all of those channels would be capable of being received from a single dish. We also expect to be able to begin small dish service to Alaska, Hawaii, Puerto Rico and the United States territories in the Caribbean. However, we expect to expend over $100 million, and perhaps more than $125 million, during 1999 and 2000 in one-time expenses associated with repositioning subscriber satellite dishes to the new orbital location.

         Delays or failures of other launches preceding the launch of the two satellites obtained in the 110 acquisition could postpone these launch dates. Additionally, anomalies experienced by other similar satellites may delay the launch of the two satellites obtained in the 110 acquisition until the cause is discovered and the anomalies are corrected.

         In connection with this agreement, our litigation with News Corporation has been stayed and will be dismissed with prejudice upon closing or if the 110 transaction is terminated for reasons other than the breach by, or failure to fulfill a condition within the control of, News Corporation or MCI, or in certain other limited circumstances.

         During December 1998, the Department of Justice provided antitrust clearance for the 110 transaction to proceed, and in April 1999, our shareholders approved the 110 transaction. In May 1999, the FCC approved the transfer to us of MCI's licenses to operate high-powered DBS satellite at the 110 degree West Longitude orbital location. We do not believe we need to obtain any other regulatory approvals prior to consummating the 110 transaction.

         STOCK SPLIT

         On May 25, 1999, our board of directors approved a 2-for-1 split of our common stock. See "Description of our capital stock - General."

                                  RISK FACTORS

         You should carefully consider all of the information contained in this prospectus before deciding whether to invest in our common stock and, in particular, the following factors:

WE HAVE SUBSTANTIAL INDEBTEDNESS AND WE ARE DEPENDENT ON OUR SUBSIDIARIES' EARNINGS TO MAKE PAYMENTS ON OUR INDEBTEDNESS

         We have substantial debt service requirements which make us vulnerable to changes in general economic conditions. The indentures governing our subsidiaries' debt restrict their ability to incur additional debt. Thus it is, and will continue to be, difficult for our subsidiaries to obtain additional debt if required or desired in order to implement our business strategy. Since we conduct substantially all of our operations through our subsidiaries, our ability to service our debt obligations is dependent upon the earnings of our subsidiaries and the payment of funds by our subsidiaries to us in the form of loans, dividends or other payments. Some of our subsidiaries may become parties to other agreements that severely restrict their ability to obtain additional debt financing for working capital, capital expenditures and general corporate purposes. As of March 31, 1999, we had outstanding long-term debt (including both the current and long-term portion) of approximately $2.04 billion. Our ability to meet our payment obligations will depend on the success of our business strategy, which is subject to uncertainties and contingencies beyond our control.

RESTRICTIVE COVENANTS UNDER OUR INDEBTEDNESS MAY LIMIT OUR ABILITY TO OPERATE OUR BUSINESS

         The indentures relating to our long-term indebtedness contain restrictive covenants that may inhibit our ability to manage our business, engage in certain transactions that we believe to be beneficial to holders of common stock and to react to changing market conditions. These restrictions, among other things, limit the ability of our subsidiaries to:

         -        incur additional indebtedness;

         -        issue preferred stock;

         -        sell assets;

         -        create, incur or assume liens;

         - create dividend and other payment restrictions with respect to our subsidiaries;

         -        merge, consolidate or sell assets;

         -        enter into transactions with affiliates; and

         -        pay dividends.

WE EXPECT OPERATING LOSSES THROUGH AT LEAST 2000 AND WE CANNOT BE CERTAIN THAT WE WILL ACHIEVE OR SUSTAIN OPERATING PROFITABILITY OR POSITIVE CASH FLOW FROM OPERATING ACTIVITIES

         Our financial performance will affect the market value of our common stock. Due to the substantial expenditures necessary to complete construction, launch and deployment of our direct broadcast satellite system and introduction of our DISH Network service to consumers, we have sustained significant losses in recent periods. If we do not have sufficient income or another source of cash, it could eventually affect our ability to service our debt and pay our other obligations. Our operating losses were $109 million, $224 million and $131 million for the years ended December 31, 1996, 1997 and 1998, respectively, and $22 million and $57 million for the three months ended March 31, 1998 and 1999, respectively. We had net losses of $102 million, $323 million, $294 million, $57 million and $333 million during those same periods. Improvements in our results of operations depend largely upon our ability to increase our customer base while maintaining our price structure, effectively managing our costs and controlling subscriber turnover, which is the rate at which subscribers terminate service. We can give no assurance that we will be effective with regard to these matters. In addition, we incur significant acquisition costs to obtain DISH Network subscribers. The high cost of obtaining new subscribers magnifies the negative effects of subscriber turnover. See "--Increased subscriber turnover could affect our financial performance." We anticipate that we will continue to experience operating losses through at least 2000. There can be no assurance that such operating losses will not continue beyond 2000.

WE MAY NEED ADDITIONAL CAPITAL, WHICH MAY NOT BE AVAILABLE, IN ORDER TO CONTINUE GROWING AND INCREASE EARNINGS

         Our ability to increase earnings, and the market value and liquidity of our common stock, will partly depend on our ability to continue growing our business, which may require additional capital that we cannot be certain will be available to us. We may require additional funds to acquire DISH Network subscribers. In addition, we have conditional licenses or applications pending with the FCC for a two satellite Ku-band system, a two satellite Ka-band system, a two satellite extended Ku-band system and a six satellite low earth orbit satellite system. We will need to raise additional funds for the foregoing purposes. Further, a number of factors, some of which are beyond our control or ability to predict, could require us to raise additional capital. These factors include higher than expected subscriber acquisition costs, a defect in or the loss of any satellite or an increase in the cost of acquiring subscribers due to additional competition, among other things. We cannot assure you that we will be able to raise additional capital at the time necessary or on satisfactory terms. The inability to raise sufficient capital would have a material adverse effect on our business.

WE FACE INTENSE COMPETITION FROM DIRECT BROADCAST SATELLITE AND OTHER SATELLITE SYSTEM OPERATORS, WHICH COULD AFFECT OUR ABILITY TO GROW AND INCREASE EARNINGS

         Our ability to increase earnings will partly depend on our ability to compete in the subscription television industry, which is highly competitive. We compete with companies offering video, audio, data, programming and entertainment services, including cable operators and other satellite operators. Many of these competitors have substantially greater financial, marketing and other resources than we have.

         One competitor, DIRECTV, Inc., has launched three direct broadcast satellites and has 27 frequencies at the 101 degree orbital location that are capable of full coverage of the "lower 48" continental United States. DIRECTV and USSB, which operates five more frequencies on one of DIRECTV's satellites, currently offer more than 200 channels of combined video and audio programming. DIRECTV and USSB are in an advantageous position with regard to market entry, programming such as DIRECTV's exclusive sports programming and, possibly, volume discounts for programming offers. In December 1998, DIRECTV's parent executed a definitive merger agreement whereby it agreed to acquire the business and assets of USSB in a transaction completed on May 20, 1999. In addition to the 5 USSB frequencies at the 101 degree orbital location, this combination gives DIRECTV access to three additional frequencies controlled by USSB at the 110 degree orbital location, which is also a very favorable position for coverage of the United States.

         We also face competition from PrimeStar, Inc., which currently leases a medium power satellite at the 85 degree orbital location and as of March 31, 1999, had approximately 2.3 million subscribers.

PrimeStar recently received FCC authorization to acquire control over TCI Satellite Entertainment, Inc., a company that has an authorization for 11 direct broadcast satellite frequencies at the 119 degree orbital location and has launched a satellite to that location. In January 1999, DIRECTV's parent announced an agreement whereby it would acquire both PrimeStar's existing medium power business and its rights to acquire TCI's direct broadcast satellite assets. The FCC recently approved DIRECTV's acquisition of PrimeStar's subscribers and related businesses, including TCI's assets relating to the 119 degree orbital location. In addition, two other satellite companies in the U.S., including a subsidiary of Loral Space and Communications Limited, have conditional permits for a comparatively small number of direct broadcast satellite assignments that can be used to provide service to portions of the United States.

         The FCC has proposed to allocate additional expansion spectrum for direct broadcast satellite services, which could create significant additional competition in the market for subscription television services.

WE COMPETE WITH CABLE TELEVISION AND OTHER LAND-BASED SYSTEMS, WHICH COULD AFFECT OUR ABILITY TO GROW AND INCREASE EARNINGS

         We encounter substantial competition in the subscription television market from cable television and other land-based systems. Cable television operators have a large, established customer base, and many cable operators have significant investments in, and access to, programming. Cable television service is currently available to more than 90% of the approximately 98 million U.S. television households, and approximately 67% of total U.S. households currently subscribe to cable. Cable television operators currently have an advantage relative to us by providing local programming as well as by providing service to multiple television sets within the same household.
Cable operators may also obtain a competitive advantage through bundling their analog video service with expanded digital video services delivered terrestrially or via satellite, efficient 2-way high speed data transmission, and telephone service on upgraded cable systems. For example, some cable companies now offer high speed Internet access over their upgraded fiber optic systems, and AT&T recently announced that it would provide telephone service over Time Warner's cable system. As a result of these and other factors, there can be no assurance that we will be able to continue to expand our subscriber base or compete effectively against cable television operators.

         When fully deployed, new technologies could have a material adverse effect on the demand for our direct broadcast satellite services. For example, new and advanced local multi-point distribution services are still in the development stage. In addition, entities such as regional telephone companies ,which are likely to have greater resources than we have, are implementing and supporting digital video compression over existing telephone lines and digital "wireless cable." Moreover, mergers, joint ventures, and alliances among franchise, wireless or private cable television operators, regional Bell operating companies and others may result in providers capable of offering bundled cable television and telecommunications services in competition with us. For instance, AT&T has acquired cable operator TCI and has entered into a definitive agreement to acquire MediaOne. There can be no assurance that we will be able to compete successfully with existing competitors or new entrants in the market for subscription television services.

CABLE COMPETITORS MAY BLOCK OUR ACCESS TO POPULAR PROGRAMMING

         We cannot be certain whether or not cable or other TV service providers would seek to acquire sports franchises and exclusively distribute the corresponding programming, which could possibly limit our access to popular sports programming. For example, on May 19, 1998, we filed a complaint against Comcast, a major cable provider, seeking access to the sports programming controlled by Comcast in the Philadelphia area. On January 22, 1999, the FCC denied this complaint, partly on the basis that Comcast's programming is delivered terrestrially and therefore is not subject to program access prohibitions. We cannot be certain whether or not other TV service providers who control production or distribution of their own programming would switch to terrestrial transmission of their programming and seek to rely on the FCC's denial of our complaint against Comcast in order to deny us access to their programming.

WE DEPEND ON OTHERS TO PRODUCE PROGRAMMING

         We depend on third parties to provide us with programming services. Our programming agreements have remaining terms ranging from one to ten years and contain various renewal and cancellation provisions. We may not be able to renew these agreements on favorable terms or at all, or these agreements may be cancelled prior to expiration of their original term. If we are unable to renew any such agreements or the other parties cancel the agreements, we cannot assure you that we would be able to obtain substitute programming, or that such substitute programming would be comparable in quality or cost to our existing programming. In particular, the cost of sports programming has been rising rapidly. Our competitors currently offer much of the same programming that we do. Our ability to compete successfully will depend on our ability to continue to obtain desirable programming and attractively offer it to our customers at competitive prices.

WE DEPEND ON THE CABLE ACT FOR ACCESS TO OTHERS' PROGRAMMING

         Any change in the Cable Act and the FCC's rules that permits the cable industry or programmers to discriminate against competing businesses, such as ours, in the sale of programming could adversely affect our ability to acquire programming at all or to acquire programming on a cost-effective basis. Pursuant to the Cable Television Consumer Protection and Competition Act of 1992 and the FCC's rules, cable-affiliated programmers generally must offer programming to all multi-channel video programming distributors on equal terms and conditions. The Cable Act and the FCC's rules also prohibit some types of exclusive programming contracts. We purchase a substantial percentage of our programming from cable-affiliated programmers. Some of these restrictions on cable-affiliated programmers will expire in 2002 unless the FCC extends the rules. In addition, the need to obtain certain retransmission consents and copyright licenses may limit our strategy to provide local programming in multiple markets.

IMPEDIMENTS TO RETRANSMISSION OF LOCAL BROADCAST SIGNALS; OUR LOCAL PROGRAMMING STRATEGY FACES UNCERTAINTY

         Although we believe that the Satellite Home Viewer Act allows us to retransmit the programs of a local network station to its local market via satellite, several other parties oppose that view. We also believe that the compulsory copyright license under the Satellite Home Viewer Act and the retransmission consent rules of the Communications Act may not be sufficient to permit us to implement our strategy to retransmit such programming in the most efficient and comprehensive manner and that new legislation may be necessary for that purpose. We offer programming telecast by local affiliates of national television networks to several major population centers within the continental United States. In order to retransmit network station programming, satellite TV companies usually must have a copyright license and also obtain the retransmission consent of the network station. Although we have entered into a retransmission consent agreement covering FOX Network owned and operated stations in connection with the agreement with News Corporation and MCI, we cannot be certain whether we will obtain retransmission consents if they are required from any local affiliate. Our inability to retransmit local programming could have an adverse effect on our strategy to compete with cable companies, which provide local programming.

TV NETWORKS OPPOSE OUR STRATEGY OF DELIVERING DISTANT NETWORK SIGNALS

         There are currently a number of lawsuits regarding the efforts of satellite TV service providers, including us, to retransmit the signals of network programming.

         The national networks and local affiliate stations recently challenged, based upon copyright infringement, PrimeTime 24's methods of selling network programming to consumers. Historically, we obtained distant broadcast network signals for distribution to our customers through PrimeTime 24, Joint Venture. The United States District Court for the Southern District of Florida entered a nationwide permanent injunction preventing PrimeTime 24 from selling its programming to consumers unless the programming was sold in accordance with certain stipulations in the injunction. The injunction covers "distributors" as well. The plaintiffs in the Florida litigation informed us that they considered us a "distributor" for purposes of that injunction. A federal district court in North Carolina has also issued an injunction against PrimeTime 24 prohibiting certain distant signal retransmissions in the Raleigh area and the decision in that case could be used as legal precedent against us. In response to the recent legal activity, we have implemented Satellite Home Viewer Act compliance procedures which materially restrict the market for the sale of network channels by us.

         On October 19, 1998, we filed a declaratory judgment action in the United States District Court for the District of Colorado against the four major networks. We have asked the court to enter a judgment declaring that our method of providing distant network programming does not violate the Satellite Home Viewer Act and hence does not infringe the networks' copyrights. On November 5, 1998, the four major broadcast networks and their affiliate groups filed a complaint against us in federal court in Miami alleging, among other things, copyright infringement. The plaintiffs in that action have also requested the issuance of a preliminary injunction against us. The court combined the case that we filed with the case in Miami and transferred it to the Miami court.

         On February 24, 1999, CBS, NBC, Fox and ABC filed a "Motion for Temporary Restraining Order, Preliminary Injunction and Contempt Finding" against DIRECTV, Inc. in Miami relating to the delivery of distant network channels to DIRECTV customers by satellite. Under the terms of a settlement between DIRECTV and the networks, some DIRECTV customers will lose access to their satellite-provided network channels by June 30, 1999, while other DIRECTV customers will be disconnected by December 31, 1999. Subsequently, PrimeTime 24 and substantially all providers of satellite-delivered network programming other than us agreed to this cut-off schedule.

         The networks are currently pursuing a motion for preliminary injunction in the Miami court, asking that court to enjoin us from providing network programming except under very limited circumstances. In general, the networks want us to turn off programming to our customers on the same schedule as DIRECTV has agreed to. A decision adverse to us in this case could cause significant material restrictions on the sale of distant ABC, NBC, CBS and Fox channels by us. Among other things, we could be required to terminate delivery of network signals to a material portion of our subscriber base. While the networks have not sought monetary damages, they have sought to recover attorney fees if they prevail.

OUR BUSINESS RELIES ON THE INTELLECTUAL PROPERTY OF OTHERS AND WE MAY INADVERTENTLY INFRINGE THEIR PATENTS AND PROPRIETARY RIGHTS

         Many of our competitors have and may obtain patents that cover or affect products or services directly or indirectly related to those that we offer. If our competitors hold such rights, they can either prevent us from using that product or service, or they can force us to license from them the right to use the product or service, thereby increasing our costs in a way that may affect our net income. We cannot assure you that we are aware of all patents that our products may potentially infringe. In addition, patent applications in the United States are confidential until the Patent and Trademark Office issues a patent and, accordingly, we cannot evaluate the extent to which our products may infringe claims contained in pending patent applications. In general, if a court determines that one or more of our products infringes on patents held by others, we would be required to cease developing or marketing those products, to obtain licenses to develop and market those products from the holders of the patents or to redesign those products in such a way as to avoid infringing the patent claims. We cannot estimate the extent to which we may be required in the future to obtain licenses with respect to patents held by others and the availability and cost of any such licenses. Various parties have contacted us, claiming patent and other intellectual property rights with respect to components within our direct broadcast satellite system. We cannot be certain that we would be able to obtain such licenses on commercially reasonable terms or, if we were unable to obtain such licenses, that we would be able to redesign our products to avoid infringement.

SATELLITE PROGRAMMING SIGNALS HAVE BEEN PIRATED, WHICH COULD CAUSE US TO LOSE SUBSCRIBERS AND REVENUE

         The delivery of subscription programming requires the use of encryption technology. The news media has widely reported signal theft or "piracy" of C-band services, cable television and European direct broadcast satellite services. We recently received reports of a compromise in our encryption system. We can take a number of different corrective measures to limit the amount of damage that we would incur by a breach of our conditional access system including, as a last resort, complete replacement of the access control system. If we do not promptly correct a compromise in our encryption technology, it would adversely affect our revenue and our ability to contract for video and audio services provided by programmers. Published reports indicate that a compromise of the DIRECTV and USSB encryption systems has occurred. A Canadian court has ruled that pirating of DIRECTV programming is not illegal in Canada. This ruling may encourage the attempted piracy of our programming in Canada, resulting in lost revenue for us and increased piracy of DIRECTV programming. Piracy of DIRECTV programming could result in increased sales of DIRECTV receivers at the expense of loss of potential DISH Network subscribers.

WE USE ONLY ONE DIGITAL BROADCAST CENTER

         We will continue to rely upon a single digital broadcast center located in Cheyenne, Wyoming for key operations for programming signals, such as reception, encryption and compression. If a natural or other disaster damaged the digital broadcast center, we cannot assure you that we would be able to continue to provide programming services to our customers.

OUR SATELLITES ARE SUBJECT TO RISKS DURING THE PLANNED LAUNCHES AND AFTER
LAUNCH

         Satellite launches are subject to significant risks, including launch failure, which may result in incorrect orbital placement or improper commercial operation. Approximately 15% of all commercial geostationary satellite launches have resulted in a total or constructive total loss. The failure rate varies by launch vehicle and satellite manufacturer. The loss, damage or destruction of any of our satellites as a result of electrostatic storm or collision with space debris would have a material adverse effect on our business. See "--Insurance coverage of our satellites is limited."

OUR SATELLITES HAVE MINIMUM DESIGN LIVES OF 12 YEARS, BUT COULD FAIL BEFORE
THEN

         Our ability to earn revenue wholly depends on the usefulness of our satellites. Each of our satellites has a limited useful life. A number of factors affect the useful lives of the satellites, including the quality of their construction, the durability of their component parts, the longevity of their station-keeping on orbit and the efficiency of the launch vehicle used. The minimum design life of each of EchoStar I, EchoStar II, EchoStar III and EchoStar IV is 12 years. We can provide no assurance, however, as to the useful lives of the satellites. Our operating results would be adversely affected if the useful life of any of these satellites were significantly shorter than 12 years. The satellite construction contracts for our satellites contain no warranties in the event of a failure of EchoStar I, EchoStar II, EchoStar III or EchoStar IV following launch. Additionally, moving any of these satellites, either temporarily or permanently, to another orbital location, could decrease the orbital life of the satellite by up to six months per movement.

         In the event of a failure or loss of any of EchoStar I, EchoStar II or EchoStar III, we may relocate EchoStar IV and use the satellite as a replacement for the failed or lost satellite. Such a relocation would require prior FCC approval and, among other things, a showing to the FCC that EchoStar IV would not cause additional interference compared to EchoStar I, EchoStar II or EchoStar III. If we choose to use EchoStar IV in this manner, there can be no assurance that such use would not adversely affect our ability to meet the operation deadlines associated with our permits. Failure to meet such deadlines could result in the loss of such permits and would have an adverse effect on our operations.

COMPLEX TECHNOLOGY USED IN OUR BUSINESS COULD FAIL OR BECOME OBSOLETE

         New applications and adaptations of existing and new technology, including compression, conditional access, on screen guides and other matters, and significant software development, are integral to our direct broadcast satellite system and may, at times, not function as we expect. Technology in the satellite television industry is in a rapid and continuing state of change as new technologies develop. We cannot assure you that we and our suppliers will be able to keep pace with technological developments. In addition, delays in the delivery of components or other unforeseen problems in our direct broadcast satellite system may occur that could adversely affect performance or operation of our direct broadcast satellite system and could have an adverse effect on our business. Further, in the event that a competitive satellite receiver technology becomes commonly accepted as the standard for satellite receivers in the United States, we would be at a significant technological disadvantage.

INSURANCE COVERAGE OF OUR SATELLITES IS LIMITED

         We have procured in-orbit insurance for EchoStar I, EchoStar II and EchoStar III through June 25, 1999. The insurance policy with respect to in-orbit operation contains standard commercial satellite insurance provisions, including a material change in the underwriting information clause requiring us to notify our insurers of any material change in the written underwriting information provided to the insurers or any change in any material fact or circumstance concerning our satellite insured under the policy. That notification permits insurers to renegotiate the terms and conditions if the result is a material change in risk of loss or insurable interest. A change in the health status of an insured satellite or any loss occurring after risk has attached does not entitle the insurers to renegotiate the policy terms. We can provide no assurance that insurance policy renewals will be possible or can be at rates or on terms favorable to us. For example, if EchoStar I, EchoStar II, EchoStar III or other similar satellites experience problems while in orbit, the cost to renew in-orbit insurance could increase significantly or coverage exclusions for similar problems could be necessary.

         Our satellite insurance contains customary exclusions and does not apply to loss or damage caused by acts of war or civil insurrection, anti-satellite devices, nuclear radiation or radioactive contamination or certain willful or intentional acts designed to cause loss or failure of a satellite. There may be circumstances in which insurance will not fully reimburse us for any loss. For example, as a result of losing 6 transponders on EchoStar III, our new insurance policy for EchoStar III contains a deductible of 3 to 6 transponders, depending on the power mode that we operate in. In addition, the EchoStar IV launch insurance policy provides for insurance of $219.3 million covering the period from launch of the satellite on May 8, 1998 through May 8, 1999. Due to the anomalies experienced by EchoStar IV and the pending claim for a total constructive loss, we did not obtain in-orbit insurance on EchoStar IV. Consequently, in the event we are unable to resolve our pending insurance claim to our satisfaction, EchoStar IV will not be insured if further losses occur in the future. In addition, insurance will not reimburse us for business interruption, loss of business, profit opportunity and similar losses that might arise from delay in the launch of any EchoStar satellite.

WE MAY BE UNABLE TO SETTLE OUTSTANDING CLAIMS WITH INSURERS

         EchoStar IV is currently able to use a maximum of only 18 transponders as a result of a problem with its solar power panels. The number of available transponders will decrease over time. EchoStar IV has also experienced transponder problems comparable to those that occurred to EchoStar III which have resulted in the failure of 3 transponders and the loss of use of a total of 6 transponders. Based on existing data, we expect that approximately 16 transponders will probably be available over the entire expected 12 year life of the satellite, absent significant additional transponder problems or other failures. In September 1998, we filed a $219.3 million insurance claim for a constructive total loss under the launch insurance policy related to EchoStar IV. However, if we receive $219.3 million, for a constructive total loss on the satellite, the insurers would obtain the sole right to the benefits of salvage from EchoStar IV under the terms of the launch insurance policy. Although we believe we have suffered a total loss of EchoStar IV in accordance with that definition in the launch insurance policy, we presently intend to negotiate a settlement with the insurers that will compensate us for the reduced satellite transmission capacity and allow us to retain title to the asset. We cannot assure you that we will receive the amount claimed or, if we receive the full amount of the claim, that we will retain title to Echostar IV with its reduced capacity.

         During May 1999, EchoStar IV experienced additional anomalies. An investigation of those anomalies, affecting transponders, heating systems and fuel lines but which have not caused material reductions in functionality to date, is continuing. It is not yet possible to conclude whether the additional anomalies will result in further reductions of satellite functionality in the future. While there can be no assurance, we do not currently expect a material adverse effect on short or medium term satellite operations. We have not completed our assessment of the additional impairment, if any, to EchoStar IV, but we currently believe that insurance proceeds will be sufficient to offset any additional write-down of satellite assets that may be necessary because of lost functionality caused by these anomalies. However, we can provide no assurance as to the ultimate amount that may be received from the insurance claim, or that coverage will be available. We will continue to evaluate the performance of EchoStar IV and may modify our loss assessment as new events or circumstances develop.

         As a result of the recent anomalies experienced by EchoStar IV, we have instructed our broker to notify our insurance carriers of additional occurrences under the terms of the EchoStar IV launch insurance policy. The EchoStar IV launch insurance policy provides for insurance of $219.3 million covering the period from launch of the satellite on May 8, 1998 through May 8, 1999. Due to the anomalies that EchoStar IV experienced and the pending claim for a total constructive loss, we did not obtain in-orbit insurance on EchoStar IV. Consequently, in the event we are unable to resolve our pending insurance claim to our satisfaction, EchoStar IV will not be insured if further losses occur in the future.

WE DEPEND PRIMARILY ON A SINGLE RECEIVER MANUFACTURER

         SCI Technology, Inc., a high-volume contract electronics manufacturer, is currently the primary manufacturer of EchoStar receiver systems. VTech recently began manufacturing some EchoStar receiver systems for us. JVC manufactures other consumer electronics products incorporating our receiver systems. If SCI is unable for any reason to produce receivers in a quantity sufficient to meet our requirements, it would impair our ability to add additional DISH Network subscribers and grow our Technology business unit. Likewise, it would adversely affect our results of operations.

WE HAVE FEWER DISTRIBUTION CHANNELS THAN OUR LARGEST DIRECT BROADCAST SATELLITE COMPETITOR

         We do not currently have manufacturing agreements or arrangements with consumer products manufacturers other than JVC and Philips, and as of yet, only JVC is manufacturing consumer electronics equipment incorporating our receivers. As a result, our receivers, and consequently our programming services, are less well known to consumers than those of our largest direct satellite broadcast competitor. Due in part to the lack of product recognition, approximately 18,000 retail outlets carry our receiver systems for sale compared to approximately 30,000 retail outlets for our largest direct satellite broadcast competitor.

INCREASED SUBSCRIBER TURNOVER COULD AFFECT OUR FINANCIAL PERFORMANCE

         From January 1, 1997, our monthly subscriber turnover, which represents the number of subscriber disconnects during the period divided by the weighted-average number of subscribers during the period, has averaged less than 1.25%. If subscriber turnover increases, it would adversely affect our financial condition and results of operations because we subsidize the cost of EchoStar receiver systems.

WE MAY BE UNABLE TO MANAGE RAPIDLY EXPANDING OPERATIONS

         If we are unable to manage our growth effectively, it could materially adversely affect our business and results of operations. To manage our growth effectively, we must continue to develop our internal and external sales force, installation capability, customer service operations and information systems, and maintain our relationships with third party vendors. We will also need to continue to expand, train and manage our employee base, and our management personnel must assume even greater levels of responsibility.

WE MAY BE VULNERABLE TO RISKS ASSOCIATED WITH ACQUISITIONS

         Acquisitions, including the transaction with News Corporation and MCI, involve numerous risks, including, among other things, difficulties and expenses that we incur in connection with the acquisition and the subsequent assimilation of the operations of the acquired company, adverse consequences of conforming the acquired company's accounting policies to ours, the difficulty in operating acquired businesses, the diversion of management's attention from other business concerns and the potential loss of key employees of acquired companies. There can be no assurance that we can successfully integrate any acquisition, including the transaction with News Corporation and MCI, into our on-going operations or that we can achieve estimated cost savings. We have made a number of acquisitions and will continue to review future acquisition opportunities. We can provide no assurance that acquisition candidates will continue to be available on terms and conditions acceptable to us. In addition, if the operations of an acquired business do not meet expectations, we may need to restructure the acquired business or write-off the value of some or all of the assets of the acquired business.

WE RELY ON KEY PERSONNEL

         We believe that our future success will depend to a significant extent upon the performance of Charles W. Ergen, Chairman, Chief Executive Officer and President. The loss of Mr. Ergen could have an adverse effect on our business. We do not maintain "key man" insurance. Although all of our executives, other than executive officers, have executed agreements limiting their ability to work for or consult with competitors if they leave us, we do not have any employment agreements with any of our executive officers.

YOUR SHARES WILL HAVE LIMITED VOTING RIGHTS

         Our equity securities consist of common stock and preferred stock. Our common stock has been divided into three classes with different voting rights. Holders of class A common stock, which is the class offered by this prospectus, and holders of class C common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and holders of class B common stock are entitled to ten votes per share. Holders of series C preferred stock have no voting rights except as provided by law or unless dividends are in arrears. No class C common stock or other series of preferred stock is currently outstanding. However, on a "change in control" of EchoStar, any holder of class C common stock would be entitled to ten votes per share. Holders of common stock generally vote together as single class on matters submitted to stockholders. Although the class A common stock represents approximately 33% of our total equity, it represents only 5% of our total voting power. Holders of common stock purchased in this offering will therefore not be able to meaningfully participate in our affairs absent a restructuring of our capital stock or the conversion of the outstanding class B common stock into class A common stock.

WE ARE CONTROLLED BY ONE PRINCIPAL STOCKHOLDER

         Charles W. Ergen, our Chairman, Chief Executive Officer and President, currently beneficially owns approximately 63% of our total equity securities, assuming exercise of employee stock options, and he currently possesses approximately 94% of the total voting power. Furthermore, Mr. Ergen will continue to own a substantial portion of the total voting power if the transaction with News Corporation and MCI is completed. For example, if we had completed the transaction with News Corporation and MCI on April 30, 1999, Mr. Ergen would continue to control approximately 90% of the total voting power. Thus, Mr. Ergen will continue to have the ability to elect a majority of our directors and to control all other matters requiring the approval of our stockholders. In addition, pursuant to a voting agreement among Mr. Ergen, News Corporation and MCI, News Corporation and MCI have agreed to vote their shares after consummation of their transaction with us in accordance with the recommendation of our Board of Directors for five years. For Mr. Ergen's total voting power to be reduced to below 51%, his percentage ownership of the equity securities of EchoStar would have to be reduced to below 10%.

THE REGULATORY REGIME WE OPERATE UNDER COULD CHANGE ADVERSELY

         The FCC imposes different rules for "subscription" and "broadcast" services. We believe that, because we offer a subscription programming service, we are not subject to many of the regulatory obligations imposed upon broadcast licensees. However, we cannot be certain whether the FCC will find in the future that we should comply with regulatory obligations as a broadcast licensee with respect to our current and future operations, and certain parties have requested that we be treated as a broadcaster. If the FCC determined that we are a broadcast licensee, the FCC may require us to comply with all regulatory obligations imposed upon broadcast licensees, which are generally subject to more burdensome regulation than subscription service providers like us.

         Direct broadcast satellite operators like us currently are not subject to the "must carry" requirements of the Cable Act that require cable operators to carry all the local broadcast stations in the areas they serve, not just the four major networks. The cable industry and the broadcasters have argued that direct broadcast satellite operators should be subject to these requirements, and the broadcasters also have argued that satellite companies should not be allowed to distribute local network signals unless they become subject to such requirements. Any FCC revision of the "must carry" requirements of the Cable Act to include direct broadcast satellite operators, or the promulgation of new legislation or regulation of a similar nature, may adversely affect our plans to provide local programming, and such must carry requirements could displace possibly more attractive programming. Additionally, the FCC recently imposed public interest requirements on direct broadcast satellite licensees, such as us, to set aside four percent of channel capacity exclusively for noncommercial programming at below-cost rates. This could also displace programming for which we could earn commercial rates and cause us to have less net income.

         The FCC has commenced a rulemaking which seeks to streamline and revise its rules governing direct broadcast satellite operators. This rulemaking concerns many new possible direct broadcast satellite rules. There can be no assurance about the content and effect of any new direct broadcast satellite rules passed by the FCC.

FOREIGN OWNERSHIP RESTRICTIONS COULD AFFECT OUR BUSINESS PLAN

         The Communications Act, and the FCC's implementing regulations, provide that, when subsidiaries of a holding company hold certain types of FCC licenses, foreign nationals or their representatives may not own or vote more than 25% of the total equity of the holding company, considered on a fully-diluted basis, except upon an FCC public interest determination. Although the FCC's International Bureau has ruled that these limitations do not apply to providers of subscription direct broadcast satellite service like us, the ruling is under challenge and the question remains open. Furthermore, the limitations will apply to our licenses for fixed satellite service if we hold ourselves out as a common carrier or if the FCC decides to treat us as such a carrier. The FCC has noted that we have proposed to operate one of our authorized fixed satellite service systems on a common carrier as well as a non-common carrier basis.

         We believe that our foreign ownership is under 5%. Our pending transaction with News Corporation, however, would result in the issuance to an Australian corporation of stock in excess of these limitations if they apply, and we may need a separate FCC determination that such ownership is consistent with the public interest in order to avoid a violation of the Communications Act or the FCC's rules.

OUR BUSINESS DEPENDS SUBSTANTIALLY ON FCC LICENSES THAT CAN EXPIRE OR BE REVOKED OR MODIFIED

         We have licenses to operate EchoStar I and EchoStar II at the 119 degree orbital location, which both expire in 2006, and a license to operate EchoStar III at the 61.5 degree orbital location, which expires in 2008. Also, we have filed with the FCC an application for a license to operate EchoStar IV as well as a request for a waiver of the requirement of serving Alaska and Hawaii from the 148 degree orbital location. The state of Hawaii has requested the FCC to impose several conditions on these requested authorizations, and we have opposed many of these conditions. We cannot be sure whether the FCC will grant these requests or whether it will impose onerous conditions. We currently operate EchoStar IV at the 148 degree orbital location under a special temporary authorization until we can obtain permanent authority to operate that satellite at the 148 degree orbital location. Our authorization at the 148 degree orbital location requires us to utilize all of our FCC-allocated frequencies at that location by December 20, 2002, or risk losing those frequencies that we are not using. Third parties have opposed, and we expect them to continue to oppose, some of our pending and future requests to the FCC for extensions, waivers and approvals.

         The telemetry, tracking and control operations of EchoStar I are in an area of the spectrum called the "C-band." Although the FCC granted us conditional authority to use these frequencies for telemetry, tracking and control, in January 1996 a foreign government raised an objection to EchoStar I's use of these frequencies. We cannot be certain whether that objection will subsequently require us to relinquish the use of such C-band frequencies for telemetry, tracking and control purposes. Further, EchoStar II's telemetry, tracking and control operations are in the "extended" C-band. Our authorization to use these frequencies expired on January 1, 1999. Although we have timely applied for extension of that authorization to November 2006, we cannot be sure that the FCC will grant our request. If we lose the ability to use these frequencies for controlling either satellite, we would lose the satellite. Recently, the FCC released a notice of proposed rulemaking that may inhibit future satellite operations in the "extended" C-band frequencies. The FCC also is no longer accepting earth station applications in that band. These recent developments might have negative implications for us.

         All of our authorizations for satellite systems that are not yet operational, including the licenses that we will get from MCI, are subject to construction and progress obligations, milestones, reporting and other requirements. The FCC has indicated that it may revoke, terminate, condition or decline to extend or renew such authorizations if we fail to comply with applicable Communications Act requirements. If we fail to file adequate reports or to demonstrate progress in the construction of our satellite systems, the FCC has stated that it may cancel our authorizations for those systems. We have not filed, or timely filed, all required reports or other filings, and some of our construction permits have expired, in connection with our authorized systems with the FCC. We cannot be certain whether or not the FCC would cancel our authorizations.

WE MAY BE IN DEFAULT ON CERTAIN OBLIGATIONS

         We used satellite vendor financing in connection with the purchase of each of our current satellites. Under the terms of that financing, we deferred paying a portion of the purchase price for the satellites until after the satellites were in orbit. As of March 31, 1999, we had $15.3 million in principal amount outstanding of these deferred payments relating to EchoStar I, $16.1 million relating to EchoStar II, $10.9 million relating to EchoStar III and $13.0 million relating to EchoStar IV. One of our wholly-owned subsidiaries, and its subsidiaries, provided security for the outstanding deferred payments relating to EchoStar I and EchoStar II with substantially all of their assets, subject to certain restrictions, and EchoStar DBS Corporation, another of our wholly-owned subsidiaries, guaranteed those amounts. The consummation of the recent offering by EchoStar DBS Corporation of $2 billion of senior notes and the exchange notes for those senior notes, and our recent reorganization, might result in breaches of certain covenants in favor of the holders of these outstanding deferred payments, in particular the holders of outstanding deferred payments relating to EchoStar I and EchoStar II. We believe that, if there is a breach of such covenants, we may be liable to the holders of such outstanding deferred payments for damages, if any, arising out of such breach, including possibly the obligation to repay such outstanding deferred payments prior to their scheduled maturity together with the economic equivalent of interest through the scheduled maturity date.

WE MAY BECOME LIABLE IN A PENDING FEE DISPUTE

         In connection with the News Corporation litigation that arose in 1997, we have a contingent fee arrangement with our attorneys, which provides for the attorneys to be paid a percentage of any net recovery obtained in our dispute with News Corporation. The attorneys have asserted that they may be entitled to receive payments in excess of $80 million to $100 million under this fee arrangement in connection with the settlement of the dispute with News Corporation. We intend to vigorously contest the attorneys' interpretation of the fee arrangement, which we believe significantly overstates the magnitude of our liability.

         If we are unable to resolve this fee dispute under the fee arrangement, the fee dispute would be resolved through arbitration. It is too early to determine the outcome of negotiations or arbitration regarding this fee dispute.

FAILURE OF YEAR 2000 COMPLIANCE INITIATIVES COULD ADVERSELY AFFECT US

         The Year 2000 issue exists because many computer systems and applications currently use two-digit date fields to designate a year. Thus, as the century date approaches, date sensitive systems may recognize the year 2000 as 1900 or not at all. The inability to recognize or properly treat the year 2000 may cause computer systems to process critical financial and operational information incorrectly. If our Year 2000 remediation plan is not successful or is not completed in a timely manner, the Year 2000 issue could significantly disrupt our ability to transact business with our customers and suppliers, and could have a material impact on our operations. Even if our Year 2000 remediation plan is successful or we complete it on time, there can be no assurance that other companies will timely convert their systems with which our systems interact, or that any such failure to convert by another company would not have an adverse effect on our business or operations. We cannot estimate the potential adverse impact that may result from non-compliance with the year 2000 issue by the software and equipment vendors and others with whom we conduct business.

WE DO NOT EXPECT TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE

         We have never declared or paid any cash dividends on any class of our common stock and we do not expect to declare dividends on our common stock in the foreseeable future. Payment of any future dividends will depend upon our earnings and capital requirements, restrictions in our debt facilities and other factors our Board of Directors considers appropriate. We currently intend to retain our earnings, if any, to support future growth and expansion.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE

         Sales of a substantial number of shares of common stock in the public market following this offering could cause the market price of our common stock to decline. In this regard, if the 110 acquisition had been consummated on June 10, 1999, we would have been required to issue approximately 10.2 million class A shares to MCI WORLDCOM and News Corporation. If the 110 acquisition is consummated, MCI WORLDCOM and News Corporation may cause us to register these shares for resale under the Securities Act of 1933.

OUR STOCK PRICE MAY BE VOLATILE

         The price at which our common stock trades may be volatile and may fluctuate substantially due to competition and changes in the subscription television industry, regulatory changes, launch and satellite failures, operating results below expectations and other factors. In addition, price and volume fluctuations in the stock market may affect market prices for our common stock for reasons unrelated to our operating performance.

ACTUAL RESULTS OF OUR OPERATIONS MAY DIFFER FROM THOSE APPEARING IN FORWARD LOOKING STATEMENTS

         All statements contained in this prospectus, as well as statements made in press releases and oral statements that may be made by us or by officers, directors or employees acting on our behalf, that are not statements of historical fact constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by the forward-looking statements. Among the factors that could cause our actual results to differ materially are a total or partial loss of a satellite due to operational failures, space debris or otherwise. Our business could also be adversely affected by a decrease in sales of digital equipment and related services to international direct-to-home or DTH service providers, a decrease in DISH Network subscriber growth, an increase in subscriber turnover, an increase in subscriber acquisition costs or an unexpected product shortage. Our strategy of providing local channels to customers could be adversely affected by impediments to the retransmission of local or distant broadcast network signals, which could result from pending litigation or legislation, or lower than expected demand for our delivery of local broadcast network signals. In general our entire business could be adversely affected by an unexpected business interruption due to the failure of third-parties to remediate Year 2000 issues or our inability to retain necessary authorizations from the FCC. Our subscriber base and our planned growth in numbers of subscribers would be adversely affected by an increase in competition from cable, direct broadcast satellite, other satellite system operators and other providers of subscription television services or the introduction of new technologies and competitors into the subscription television business. We could face a newly adverse competitive environment from a merger of existing DBS competitors or a change in the regulations governing the subscription television service industry. The outcome of any litigation in which we may be involved could adversely affect our income or even our ability to offer some types of popular programming or services. Our plan to expand our number of channels would be adversely affected by a failure to consummate the transaction with News Corporation and MCI, referred to as the 110 acquisition. Also our business can be adversely affected by general business and economic conditions and other risk factors described from time to time in reports filed with the SEC by us or our subsidiaries.

         In addition to statements that explicitly describe such risks and uncertainties, you are urged to consider statements that include the terms "believes," "belief," "expects," "plans," "anticipates," "intends" or the like to be uncertain and forward-looking. You should read all cautionary statements made in this prospectus as being applicable to all forward-looking statements wherever they appear. In this connection, you should consider the risks described in this prospectus.

                                 USE OF PROCEEDS

         All of the common stock covered by this prospectus is being sold by the selling shareholders. We will not receive any of the proceeds from those sales.

                              SELLING SHAREHOLDERS

         The selling shareholders are former shareholders of Media4, Inc., a supplier of broadband satellite networking equipment for personal computers. We issued all of the shares offered by the selling shareholders in connection with our acquisition of Media4, Inc. on February 1, 1999. Under the terms of the acquisition, we agreed to register the common stock received by the selling shareholders and to keep the related registration statement effective for at least 120 consecutive days. Except for SSE Telecom, none of the selling shareholders has had a material relationship with us during the past three years. From March 1995 through September 1998, Charles W. Ergen, our Chairman, President and Chief Executive Officer served on the board of directors of SSE Telecom. In 1994, we purchased $8.75 million of SSE Telecom's 6.5% subordinated convertible debentures. In December 1994, DirectSat Corporation, a subsidiary of SSE Telecom, was merged with one of our wholly-owned subsidiaries. In the merger SSE Telecom acquired 800,780 shares of our class A common stock. During 1996 and 1997, SSE Telecom repurchased $6.1 million of the outstanding convertible debentures and paid all outstanding accrued interest. During 1998, SSE Telecom repurchased from us the balance of the convertible debentures.

         The table below shows certain information about the shares covered by this prospectus and other shares of common stock beneficially owned by the selling shareholders on the date of this prospectus. Our registration of these shares does not necessarily mean that any selling shareholder will sell all or any of its shares of common stock. This table assumes that all shares covered by this prospectus will be sold by the selling shareholders and that no additional shares of common stock are bought or sold by any selling shareholder.

                                                       Number of Shares      Number of Shares to   Percentage of Shares
                               Number of Shares        Offered by this          be Held After        to be Held After
    Selling Shareholder       Beneficially Owned        Prospectus (1)            Offering               Offering
    -------------------       ------------------        --------------            --------               --------
SSE Telecom, Inc.                   37,768                  37,768                    0                      *

Alcatel C.I.T. S.A.                 23,419                  23,419                    0                      *

Intel Corporation                    9,746                  9,746                     0                      *

Allen & Company                      9,746                  9,746                     0                      *
Incorporated

--------
* Less than one percent

(1) This prospectus also will cover any additional shares of common stock that become issuable as a result of a stock split, stock dividend or similar transaction that results in an increase in the number of our outstanding shares of common stock, including the 2-for-1 stock split that we have announced for stockholders of record on July 1, 1999.

                        DESCRIPTION OF OUR CAPITAL STOCK

GENERAL

         Our authorized capital stock currently consists of:

         - 400,000,000 shares of common stock, of which 200,000,000 shares are designated class A common stock, 100,000,000 shares are designated class B common stock and 100,000,000 shares are designated class C common stock; and

         - 20,000,000 shares of preferred stock, including 2,300,000 shares of series C cumulative convertible preferred stock.

         As of May 31, 1999, 16,068,054 shares of class A common stock were issued and outstanding and held of record by 2,060 stockholders, 29,804,401 shares of class B common stock were issued and outstanding and held of record by Charles W. Ergen, our Chairman, Chief Executive Officer and President, and no shares of class C common stock were issued and outstanding. As of May 31, 1999, 2,182,919 shares of series C preferred stock were issued and outstanding. All outstanding shares of the class A common stock and class B common stock are fully paid and nonassessable. A summary of the powers, preferences and rights of the shares of each class of common stock and each series of preferred stock is set forth below.

         The transfer agent for our capital stock, including the class A common stock, is American Securities Transfer & Trust, Inc.

         We recently announced that our board of directors has approved a 2-for-1 split of our common stock. Stockholders of record at the close of business on July 1, 1999 will be entitled to one additional share of common stock for each share they own on that date. New shares will be mailed or delivered on or about the effective date, July 19, 1999, by our transfer agent. The stock split will increase the number of shares of Class A common stock outstanding from approximately 16.0 million shares to approximately
32.0 million shares and Class B common stock outstanding from approximately
29.8 million shares to approximately 59.6 million shares.

CLASS A COMMON STOCK

         Each holder of class A common stock is entitled to one vote for each share owned of record on all matters submitted to a vote of stockholders. Except as otherwise required by law, the class A common stock votes together with the class B common stock and the class C common stock on all matters submitted to a vote of stockholders. Subject to the preferential rights of any outstanding series of preferred stock and to any restrictions on the payment of dividends imposed under the terms of our indebtedness, the holders of class A common stock are entitled to such dividends as may be declared from time to time by our Board of Directors from legally available funds and, together with the holders of the class B common stock, are entitled, after payment of all prior claims, to receive pro rata all of our assets upon a liquidation. Holders of class A common stock have no redemption, conversion or preemptive rights.

CLASS B COMMON STOCK

         Each holder of class B common stock is entitled to ten votes for each share of class B common stock on all matters submitted to a vote of stockholders. Except as otherwise required by law, the class B common stock votes together with the class A common stock and the class C common stock on all matters submitted to a vote of the stockholders. Each share of class B common stock is convertible, at the option of the holder, into one share of class A common stock. The conversion ratio is subject to adjustment from time to time upon the occurrence of certain events, including: (i) dividends or distributions on class A common stock payable in class A common stock or certain other capital stock; (ii) subdivisions, combinations or certain reclassifications of class A common stock; and (iii) issuances of rights, warrants or options to purchase class A common stock at a price per share less than the fair market value of the class A common stock. Each share of class B common stock is entitled to receive dividends and distributions upon liquidation on a basis equivalent to that of the class A common stock.

CLASS C COMMON STOCK

         Each holder of class C common stock is entitled to one vote for each share of class C common stock on all matters submitted to a vote of stockholders. Except as otherwise required by law, the class C common stock votes together with class A common stock and the class B common stock on all matters submitted to a vote of stockholders. Each share of class C common stock is convertible into class A common stock on the same terms as the class B common stock. Each share of class C common stock is entitled to receive dividends and distributions upon liquidation on a basis equivalent to that of the class A common stock. Upon a change of control of our company, each holder of outstanding shares of class C common stock is entitled to cast ten votes for each share of class C common stock held by such holder. We do not currently intend to issue any shares of class C common stock. Under current National Association of Securities Dealers rules, we are not able to issue class C common stock so long as the class A common stock is quoted on the Nasdaq National Market.

PREFERRED STOCK

         Our Board of Directors is authorized to divide the preferred stock into series and, with respect to each series, to determine the preferences and rights and the qualifications, limitations or restrictions of the series, including the dividend rights, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions, the number of shares constituting the series and the designation of such series. Our Board of Directors may, without stockholder approval, issue additional preferred stock of existing or new series with voting and other rights that could adversely affect the voting power of the holders of common stock and could have certain anti-takeover effects.

SERIES C PREFERRED STOCK

         Holders of the series C preferred stock are entitled to a quarterly cash payment of $0.844 per share through November 1, 1999, which is funded from a deposit account created when the series C preferred stock was issued. Dividends will begin to accrue on the series C preferred stock after November 1, 1999. By such time, any amounts remaining in the deposit account or which have previously been deferred will be paid to the holders of the series C preferred stock or will be used to purchase shares of class A common stock from us for transfers to holders of series C preferred stock. The shares would effectively be purchased at a 5% discount to the market price.

         Dividends on the series C preferred stock accrue from November 2, 1999, and holders of the series C preferred stock will be entitled to receive cumulative dividends at an annual rate of 6 3/4% of the liquidation preference, payable quarterly in arrears, commencing February 1, 2000. Dividends may, at our option, be paid in cash or by delivery of shares of class A common stock. The series C preferred stock is redeemable at any time on or after November 1, 2000, in whole or in part, at our option, in cash or by delivery of class A common stock at specified redemption premiums.

         Upon any change of control, if the market value of our class A common stock is less than the conversion price, holders of series C preferred stock would have a one time option to convert all of their outstanding shares into shares of class A common stock at an adjusted conversion price equal to the greater of the market value as of the change of control date and 66.67% of the market value as of the date of the initial offering of the series C preferred. In lieu of issuing the shares of class A common stock issuable upon conversion in the event of a change of control, we may, at our option, make a cash payment equal to the market value of such class A common stock otherwise issuable.

         The series C preferred stock is convertible at any time, unless previously redeemed, at the option of the holder thereof, into such number of whole shares of class A common stock as is equal to the liquidation preference divided by an initial conversion price of $24 3/8, subject to adjustment under certain circumstances.

         The series C preferred stock ranks senior to the class A common stock and senior or pari passu with other existing and future offerings of preferred stock in right of payment. Holders of the series C preferred stock have no voting rights with respect to general corporate matters except as provided by law or upon certain dividend arrearages. The affirmative vote or consent of holders of at least 66 2/3% of the outstanding series C preferred stock is required for the issuance of any class or series of our stock (or security convertible into our stock) ranking senior to or pari passu with the series C preferred stock as to dividends or liquidation rights (other than additional shares of series B preferred stock or certain pari passu securities with an aggregate liquidation preference not to exceed $100 million) and for amendments to our Articles of Incorporation that would affect adversely the rights of holders of the series C preferred stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

         Our Articles of Incorporation provide that our directors are not personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except in certain cases where liability is mandated by Nevada corporate law. The provision has no effect on any non-monetary remedies that may be available to us or our stockholders and does not relieve us or our directors from complying with federal or state securities laws. Our Articles of Incorporation and By-Laws provide for indemnification, to the fullest extent permitted by Nevada corporate law, of any person who is or was involved in any manner in any investigation, claim or other proceeding by reason of the fact that such person is or was a director or officer of our company, or is or was serving at our request as a director or officer of another corporation, against all expenses and liabilities actually and reasonably incurred by such person in connection with the investigation, claim or other proceeding. However, no indemnification shall be made for any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person's duty to us.

NEVADA LAW AND LIMITATIONS ON CHANGES IN CONTROL

         The Nevada Revised Statutes prevent an "interested stockholder" which is defined generally as a person owning 10% or more of a corporation's outstanding voting stock, from engaging in a "combination" with a publicly-held Nevada corporation for three years following the date such person became an interested stockholder unless, before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approves the combination.

         The provisions authorizing our Board of Directors to issue preferred stock without stockholder approval and the provisions of the Nevada Revised Statutes relating to combinations with interested stockholders could have the effect of delaying, deferring or preventing a change in our control or the removal of our existing management. Each of the indentures relating to the senior notes of Echostar DBS Corporation (one of our wholly-owned subsidiaries) also contain provisions with respect to a change of control. The series C preferred stock certificate of designation also contains certain change of control provisions.

         Charles W. Ergen, our Chairman, President and Chief Executive Officer, owns 29,804,401 shares of class B common stock, which constitute all of the outstanding class B shares. These shares are transferable to other persons, subject to securities laws limitations. If Mr. Ergen transferred a substantial portion of his shares of class B common stock, a change in control of EchoStar would result and Mr. Ergen would receive any premium paid for control of our company. In addition, any such change in control would result in an obligation on the part of EchoStar DBS Corporation, our wholly-owned subsidiary, to offer to purchase at a premium all of its outstanding senior notes.

                              PLAN OF DISTRIBUTION

         We are registering the common stock covered by this prospectus for the selling shareholders. These shares may be sold or distributed from time to time by the selling shareholders, by their donees or transferees or by their other successors in interest. We have agreed to keep the registration statement (of which this prospectus is a part) effective for at least 120 consecutive days. The selling shareholders have agreed to discontinue sales of common stock under this prospectus following such 120 day period unless we provide them with notice of our intention to continue the effectiveness of the registration. The selling shareholders will pay the fees and expenses of registering the common stock, including the reasonable fees and disbursements of persons retained by us, as well as any commissions or transfer taxes relating to the sale of the common stock. We have agreed to indemnify the selling shareholders against certain liabilities relating to resale of the common stock under the Securities Act of 1933.

         The selling shareholders may sell these shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The selling shareholders reserve the right to accept or reject, in whole or in part, any proposed purchase of these shares, whether the purchase is to be made directly or through agents.

         The selling shareholders may offer these shares at various times in one or more of the following transactions:

         - in ordinary brokers' transactions and transactions in which the broker solicits purchasers;

         - in transactions involving cross or block trades or otherwise on the Nasdaq National Market;

         - in transactions in which brokers, dealers or underwriters purchase the shares as principal and resell the shares for their own accounts pursuant to this prospectus;

         - in transactions "at the market" to or through market makers of EchoStar common stock or into an existing market for the common stock;

         - in other ways not involving market makers or established trading markets, including direct sales of the shares to purchasers or sales of the shares effected through agents;

         - through transactions in options, swaps or other derivatives which may or may not be listed on an exchange;

         -  in privately negotiated transactions;

         -  in transactions to cover short sales; and

         -  in a combination of any of the foregoing transactions.

         The selling shareholders also may sell these shares in accordance with Rule 144 under the Securities Act.

         From time to time, the selling shareholders may pledge or grant a security interest in some or all of these shares. If the selling shareholders default in performance of the obligations secured by these shares, the pledgees or secured parties may offer and sell the shares from time to time by this prospectus. The selling shareholders also may transfer and donate these shares in other circumstances. The number of shares beneficially owned by a selling shareholder will decrease as and when the selling shareholder transfers or donates these shares or defaults in performing obligations secured by these shares. The plan of distribution for shares offered and sold under this prospectus will otherwise remain unchanged, except that the transferees, donees, pledgees, other secured parties or other successors in interest will be selling shareholders for purposes of this prospectus.

         The selling shareholders may sell short their common stock. The selling shareholders may deliver this prospectus in connection with such short sales and use the shares offered by this prospectus to cover such short sales.

         The selling shareholders may enter into hedging transactions with broker-dealers. The broker-dealers may engage in short sales of EchoStar common stock in the course of hedging the positions they assume with the selling shareholders, including positions assumed in connection with distributions of these shares by such broker-dealers. The selling shareholders also may enter into options or other transactions with broker-dealers that involve the delivery of these shares to the broker-dealers, who may then resell or otherwise transfer such shares. In addition, the selling shareholders may loan or pledge these shares to a broker-dealer, which may sell the loaned shares or, upon a default by the selling shareholder of the secured obligation, may sell or otherwise transfer the pledged shares.

         The selling shareholders may use brokers, dealers, underwriters or agents to sell these shares. The persons acting as agents may receive compensation in the form of commissions, discounts or concessions. This compensation may be paid by the selling shareholders or the purchasers of the shares for whom such persons may act as agent, or to whom they may sell as principal, or both. The compensation as to a particular person may be less than or in excess of customary commissions. The selling shareholders and any agents or broker-dealers that participate with the selling shareholders in the offer and sale of these shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions they receive and any profit they realize on the resale of these shares by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

         We have advised the selling shareholders that during such time as they may be engaged in a distribution of these shares, they are required to comply with Regulation M under the Securities Exchange Act of 1934. With certain exceptions, Regulation M prohibits the selling shareholders, any affiliated purchasers and other persons who participate in such a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete.

         It is possible that a significant number of these shares could be sold at the same time. Such sales, or the perception that such sales could occur, may adversely affect prevailing market prices for the EchoStar common stock.

                                  LEGAL MATTERS

         Winthrop, Stimson, Putnam & Roberts, New York, New York will pass on the validity of the common stock offered by this prospectus. Winthrop, Stimson, Putnam & Roberts will rely on an opinion of Hale, Lane, Peek, Dennison, Howard and Anderson, Reno, Nevada, as to matters of Nevada law.

                                     EXPERTS

         The financial statements included in our 1998 Annual Report on Form 10-K have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report on such financial statements. We have incorporated these financial statements by reference in this prospectus and in the related registration statement in reliance upon the authority of such firm as experts in giving such reports.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the costs and expenses, other than any underwriting discounts and commissions, payable in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee. All of the costs and expenses will be borne by the selling shareholders on a pro rata basis, based on the number of shares originally requested to be included in this registration statement.

SEC registration fee .................................. $ 2,998
Legal fees and expenses................................  27,500
Accounting fees and expenses...........................   7,500
Printing fees..........................................     845
Transfer agent fees....................................     100
Miscellaneous..........................................     558
                                                        -------
                  Total                                 $39,500

ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Chapter 78.7502(1) of the Nevada Revised Statutes allows EchoStar to indemnify any person made or threatened to be made a party to any action (except an action by or in the right of EchoStar, a "derivative action"), by reason of the fact that he is or was a director, officer, employee or agent of EchoStar, or is or was serving at the request of EchoStar as a director, officer, employee or agent of another corporation, against expenses including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in a good faith manner which he reasonably believed to be in or not opposed to the best interests of EchoStar and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. Under chapter 78.7502(2), a similar standard of care applies to derivative actions, except that indemnification is limited solely to expenses (including attorneys' fees) incurred in connection with the defense or settlement of the action and court approval of the indemnification is required where the person seeking indemnification has been found liable to EchoStar. In addition, Chapter 78.751(2) allows EchoStar to advance payment of indemnifiable expenses prior to final disposition of the proceeding in question. Decisions as to the payment of indemnification are made by a majority of the Board of Directors at a meeting at which a quorum of disinterested directors is present, or by written opinion of special legal counsel, or by the stockholders.

         Provisions relating to liability and indemnification of officers and directors of EchoStar for acts by such officers and directors are contained in Article IX of the Amended and Restated Articles of Incorporation of EchoStar and Article IX of EchoStar's Bylaws. These provisions state, among other things, that, consistent with and to the extent allowable under Nevada law, and upon the decision of a disinterested majority of EchoStar's Board of Directors, or a written opinion of outside legal counsel, or EchoStar's stockholders: (1) EchoStar shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (other than an action by or in the right of EchoStar) by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of EchoStar, or is or was serving at the request of EchoStar as director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he conducted himself in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of EchoStar, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; and (2) EchoStar shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of EchoStar to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of EchoStar, or is or was serving at the request of EchoStar as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of EchoStar, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have adjudged to be liable for negligence or misconduct in the performance of his duty to EchoStar unless and only to the extent that the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

ITEM 16.   EXHIBITS

5.1      Opinion of Hale, Lane, Peek, Dennison, Howard and Anderson

5.2      Opinion of Winthrop, Stimson, Putnam & Roberts

23.1     Consent of Arthur Andersen LLP

23.2 Consent of Hale, Lane, Peek, Dennison, Howard and Anderson (included in Exhibit 5.1)

24.1 Power of Attorney (included on page II-4 of this registration statement)

ITEM 17.   UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                        (i)  To include any prospectus required by section 10(a)
         (3) of the Securities Act of 1933;

                       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                      (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Littleton, State of Colorado on June 14, 1999.

                                ECHOSTAR COMMUNICATIONS CORPORATION

                                By: /s/ Steven B. Schaver
                                   ------------------------------------------
                                Steven B. Schaver
                                Chief Financial Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles W. Ergen, Steven B. Schaver and David K. Moskowitz, and each of them, his attorney-in-fact, for him in any and all capacities, to sign any amendments to this registration statement, and any related registration statement filed pursuant to Rule 462(b), and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute, may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature                                Title                                                      Date
---------                                -----                                                      ----
/s/  CHARLES W. ERGEN                    Chief Executive Officer, President and Director
-------------------------------          (Principal Executive Officer)                              June 14, 1999
Charles W. Ergen

/s/  STEVEN B. SCHAVER                   Chief Financial Officer
-------------------------------          (Principal Financial Officer)                              June 14, 1999
Steven B. Schaver

/s/  JAMES DEFRANCO                      Director                                                   June 14, 1999
-------------------------------
James DeFranco

/s/  DAVID K. MOSKOWITZ                  Director                                                   June 14, 1999
-------------------------------
David K. Moskowitz

/s/  RAYMOND L. FRIEDLOB                 Director                                                   June 14, 1999
-------------------------------
Raymond L. Friedlob

/s/  O. NOLAN DAINES                     Director                                                   June 14, 1999
-------------------------------
O. Nolan Daines

                                INDEX TO EXHIBITS

Number                               Title
------                               -----
     5.1        Opinion of Hale, Lane, Peek, Dennison, Howard and Anderson

     5.2        Opinion of Winthrop, Stimson, Putnam & Roberts

     23.1       Consent of Arthur Andersen LLP

     23.2       Consent of Hale, Lane, Peek, Dennison, Howard and Anderson
                (included in Exhibit 5.1)

     24.1 Power of Attorney (included on page II-4 of this registration statement)